UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TEAM, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-08604	74-1765729
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

13131 Dairy Ashford, Suite 600, Sugar Land, TX	77478
(Address of Principal Executive Offices)	(Zip Code)

André C. Bouchard, Telephone: (281) 331-6154

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Team, Inc.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at www.teamindustrialservices.com.

Item 1.02 Exhibits

Team, Inc. filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibit

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TEAM, INC.

Date: June 1, 2015	By:	/s/ André C. Bouchard
	Name:	André C. Bouchard
	Title:	Executive Vice President, Administration, CLO Secretary